STARFIELD RESOURCES ANNOUNCES ADDITION to BOARD of DIRECTORS

TORONTO, Ontario, Canada, March 31, 2006 — Starfield Resources Inc. (“Starfield” or “the Company”) (TSX-V: SRU) (OTC BB: SRFDF) today announced that Norman M. Betts, Chartered Accountant, has joined the Company’s Board of Directors. Mr. Betts is an associate professor, at the Faculty of Business Administration, with the University of New Brunswick and a former Minister of Finance for the Province of New Brunswick. Mr. Betts is currently a director or chair of six public organizations, including New Brunswick Power Corporation.

“I am delighted that someone with Norman’s wealth of experience in both the public and private sectors has agreed to join the Board,” said Glen Indra, President & CEO Starfield Resources Inc.

Mr. Betts holds the position of associate professor in the Faculty of Business Administration at the University of New Brunswick in Fredericton. In addition to teaching, he has served in research and administrative positions, including assistant dean of the Master’s of Business Administration (MBA) program and associate dean of the faculty. Norman Betts was elected to the Legislative Assembly of New Brunswick in 1999 and served as both Minister of Finance and Minister of Business during this time.

About Starfield
Starfield is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1,202,000 acres and is 100% owned. Since 1998, Starfield has completed 234 diamond drill holes (over 92,000 metres) and expects to announce new resource estimates, geostatistical evaluations, and scoping study results in the first half of 2006. A developing feature of the mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project. www.starfieldres.com

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Contact

Starfield Resources Inc.	The Equicom Group Inc.
Glen J. Indra,	Michael Joyner
President & CEO	Tel: (416) 815-0700 ext.275
Tel: (604) 608-0400	Email: mjoyner@equicomgroup.com
Email: corporate@starfieldres.com